Exhibit 99.1

Mindray Announces 2012 Fourth Quarter and Full Year Results

SHENZHEN, China, Feb. 25, 2013 — Mindray Medical International Limited (“Mindray”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Highlights for Fourth Quarter and Full Year 2012

•	Full year net revenues increased 20.4% year-over-year to $1,060.1 million; excluding tax benefits, full year non-GAAP net income increased 18.4% to $211.7 million.

•	China revenues rose 26.4% for the full year, primarily driven by robust regular sales.

•	International sales increased 15.9% for the full year. Emerging markets[1] were again the key growth drivers.

•	In-vitro diagnostic sales grew 29.8% year-over-year in the fourth quarter. Reagent revenues contributed 36.9% to the segment, up from 32.1% in the same period last year.

•	Non-GAAP gross margin was 58.5% in the fourth quarter, improved from 54.7% a year ago and 56.5% in the previous quarter. Full year non-GAAP gross margin was 57.2%, improved from 55.8% in 2011.

•	Net operating cash inflow for the full year strengthened to $325.7 million, representing an increase of 69.3% from 2011, mainly as a result of improved working capital management.

•	Cash conversion cycle was 89 days in the fourth quarter, compared to 100 days a year ago and 106 days in the previous quarter, due to better control on receivable collections and inventory management.

•	Declared dividend of $0.50 per share, representing a 25% increase from 2011.

•	Announced a total of 10 new products and four acquisitions in 2012 to further enhance the company’s technology and product offerings.

“2012 marks another remarkable year for Mindray, as our revenue surpassed $1 billion for the first time in the company’s history. We also achieved strong revenue and net income growth, beating our financial guidance,” said Mr. Li Xiting, Mindray’s President and Chief Executive Officer. “In addition, our continuous focus on strengthening operating efficiency resulted in significant improvement on our gross margin, working capital and operating cash flow. China and emerging markets were again the main propellers for our company’s growth in 2012, reflecting the success of our strategy to strengthen sales, distribution and services in these markets over the last few years. For our in-vitro diagnostic segment, we have successfully ramped up sales in our higher-margin reagents and are optimistic about the future growth prospects of this business.”

[1]	Emerging markets represent all countries except China and developed markets.

SUMMARY – Fourth Quarter and Year Ended December 31, 2012

(in $ millions, except per-share data)	Three Months Ended December 31			Year Ended December 31
	2012	2011	% chg	2012	2011	% chg
Net Revenues	316.1	264.1	19.7%	1,060.1	880.7	20.4%
Revenues generated in China	148.1	117.6	25.9%	473.0	374.3	26.4%
Revenues generated outside China	168.0	146.5	14.7%	587.1	506.4	15.9%
Gross Profit	182.8	143.1	27.7%	600.7	486.4	23.5%
Non-GAAP Gross Profit	184.8	144.5	27.9%	606.2	491.9	23.2%
Operating Income	59.7	47.9	24.6%	191.3	167.0	14.5%
Non-GAAP Operating Income	65.8	53.0	24.2%	223.3	186.9	19.5%
EBITDA	71.9	57.6	24.8%	233.3	203.7	14.5%
Net Income	55.8	46.8	19.3%	180.2	166.6	8.1%
Non-GAAP Net Income	61.7	51.8	19.0%	211.7	186.3	13.6%
Non-GAAP Net Income[2] (ex tax benefit)	61.7	51.8	19.0%	211.7	178.8	18.4%
Diluted EPS	0.47	0.40	17.6%	1.50	1.41	6.9%
Non-GAAP Diluted EPS	0.51	0.44	17.3%	1.77	1.57	12.3%

[2]	The amount excludes the $7.6 million tax benefits related to the key software enterprise status for the calendar year 2010, which was recognized in the first quarter of 2011.

Fourth Quarter 2012 Results

Revenues

Mindray reported net revenues of $316.1 million for the fourth quarter of 2012, a 19.7% increase from $264.1 million in the fourth quarter of 2011.

•	Net revenues generated in China increased 25.9% to $148.1 million from $117.6 million in the fourth quarter of 2011.

•	Net revenues generated in the international markets increased 14.7% to $168.0 million from $146.5 million in the fourth quarter of 2011.

Performance by Segment

Patient Monitoring and Life Support Products: Revenues in this segment increased 13.0% to $135.0 million from $119.5 million in the fourth quarter of 2011, contributing 42.7% to the total net revenues in this quarter.

In-Vitro Diagnostic Products: Revenues in this segment increased 29.8% to $82.9 million from $63.9 million in the fourth quarter of 2011, contributing 26.2% to the total net revenues in this quarter. Reagents sales represented 36.9% of this segment’s revenues.

Medical Imaging Systems: Revenues in this segment increased 15.8% to $75.4 million from $65.1 million in the fourth quarter of 2011, contributing 23.8% to the total net revenues in this quarter.

Others: The other revenues increased 45.3% to $22.8 million from $15.7 million in the fourth quarter of 2011, contributing 7.3% to the total net revenues in this quarter. Other revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair service revenues for post-warranty period.

Gross Margins

Fourth quarter 2012 gross profit was $182.8 million, a 27.7% increase from $143.1 million in the fourth quarter of 2011. Non-GAAP gross profit was $184.8 million, a 27.9% increase from $144.5 million in the fourth quarter of 2011. The gross margin was 57.8%, compared to 54.2% in the fourth quarter of 2011 and 56.0% in the third quarter of 2012. Non-GAAP gross margin was 58.5%, compared to 54.7% in the fourth quarter of 2011 and 56.5% in the third quarter of 2012.

Operating Expenses

Selling expenses for the fourth quarter of 2012 were $53.7 million, or 17.0% of the total net revenues, compared to 19.7% in the fourth quarter of 2011 and 18.5% in the third quarter of 2012. Non-GAAP selling expenses were $51.2 million, or 16.2% of the total net revenues, compared to 19.0% in the fourth quarter of 2011 and 17.8% in the third quarter of 2012.

General and administrative expenses for the fourth quarter of 2012 were $36.5 million, or 11.5% of the total net revenues, compared to 6.7% in the fourth quarter of 2011 and 13.2% in the third quarter of 2012. Non-GAAP general and administrative expenses were $36.0 million, or 11.4% of the total net revenues, compared to 6.3% in the fourth quarter of 2011 and 9.2% in the third quarter of 2012.

Research and development expenses for the fourth quarter of 2012 were $32.9 million, or 10.4% of the total net revenues, compared to 9.7% in the fourth quarter of 2011 and 9.0% in the third quarter of 2012. Non-GAAP research and development expenses were $31.9 million, or 10.1% of the total net revenues, compared to 9.3% in the fourth quarter of 2011 and 8.6% in the third quarter of 2012.

Total share-based compensation expenses for the fourth quarter of 2012, which were allocated to cost of goods sold and related operating expenses, were $2.7 million, compared to $3.2 million in the fourth quarter of 2011 and $3.1 million in the third quarter of 2012.

Operating income in the fourth quarter was $59.7 million, a 24.6% increase from $47.9 million in the fourth quarter of 2011. Non-GAAP operating income was $65.8 million, a 24.2% increase from $53.0 million in the fourth quarter of 2011. Operating margin was 18.9% compared to 18.1% in the fourth quarter of 2011 and 15.2% in the third quarter of 2012. Non-GAAP operating margin was 20.8%, compared to 20.1% in the fourth quarter of 2011 and 20.8% in the third quarter of 2012.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Fourth quarter 2012 EBITDA increased 24.8% year-over-year to $71.9 million from $57.6 million in the fourth quarter of 2011.

Net Income

Fourth quarter 2012 net income increased 19.3% to $55.8 million from $46.8 million in the fourth quarter of 2011. Non-GAAP net income increased 19.0% to $61.7 million from $51.8 million in the fourth quarter of 2011. Net margin was 17.7%, unchanged from the fourth quarter of 2011 and compared to 13.9% in the third quarter of 2012. Non-GAAP net margin was 19.5%, compared to 19.6% in the fourth quarter of 2011 and unchanged from the third quarter of 2012. Fourth quarter 2012 income tax expense was $9.9 million, representing an effective tax rate of 14.8%, compared to a 14.9% effective tax rate in the fourth quarter of 2011.

Fourth quarter 2012 basic and diluted earnings per share were $0.48 and $0.47, respectively, compared to $0.41 and $0.40 in the fourth quarter of 2011. Fourth quarter 2012 basic and diluted non-GAAP earnings per share were $0.53 and $0.51, respectively, compared to $0.45 and $0.44 in the fourth quarter of 2011. Shares used in the computation of diluted earnings per share for the fourth quarter of 2012 were 120.1 million.

Other Selected Data

Accounts receivable days were 53 days in the fourth quarter of 2012, improved from 66 days both in the fourth quarter of 2011 and the third quarter of 2012. Inventory days were 83 days in the fourth quarter of 2012, compared to 78 days in the fourth quarter of 2011 and 100 days in the third quarter of 2012. Accounts payable days were 47 days in the fourth quarter of 2012, compared to 44 days in the fourth quarter of 2011 and 60 days in the third quarter of 2012. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.

As of December 31, 2012, the company had total $862.9 million in cash and cash equivalents, and short-term investments as compared to $747.6 million as of September 30, 2012. Net cash generated from operating activities and net cash outflow for capital expenditures for the quarter were $144.9 million and $18.4 million, respectively.

As of December 31, 2012 the company had approximately 7,500 employees, including those from the acquired businesses.

Full Year 2012 Results

Mindray reported net revenues of $1,060.1 million for the full year 2012, a 20.4% increase from $880.7 million for the full year 2011.

•	Net revenues generated in China for the full year 2012 increased 26.4% to $473.0 million from $374.3 million in 2011.

•	Net revenues generated in international markets for the full year 2012 increased 15.9% to $587.1 million from $506.4 million in 2011.

Full year 2012 EBITDA increased 14.5% to $233.3 million from $203.7 million in 2011.

Full year 2012 net income increased 8.1% to $180.2 million from $166.6 million in 2011. Non-GAAP net income increased 13.6% year-over-year to $211.7 million from $186.3 million in 2011. Net margin was 17.0%, compared to 18.9% in 2011. Non-GAAP net margin was 20.0%, compared to 21.2% in 2011. Full year 2012 income tax expense was $37.4 million, representing an effective tax rate of 17.0%, compared to 11.9% in 2011.

Diluted earnings per share increased 6.9% year-over-year to $1.50 from $1.41 in 2011. Non-GAAP diluted earnings per share increased 12.3% to $1.77 from $1.57 in 2011.

Dividend Declaration

Mindray’s board of directors has declared a cash dividend on its ordinary shares of $0.50 per share, based on the company’s net income for the full year 2012. The cash dividend will be payable on or around April 8, 2013, to shareholders of record as of March 8, 2013. The company has approximately 119 million outstanding ordinary shares as of January 31, 2013.

Business Outlook for Full Year 2013

The company expects its full year 2013 net revenues to grow at least 17% over its full year 2012 net revenues. The company also expects its full year 2013 non-GAAP net income to grow at least 15% over its non-GAAP net income for the full year 2012. This guidance excludes the tax benefits related to the key software enterprise status for the calendar year 2011 and 2012 that we may receive in 2013 and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its capital expenditure for 2013 to be around $130 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“Looking ahead, China will remain the primary engine for our growth this year, due to our strong competitive position in the domestic market and favourable spending environment on healthcare. As for emerging markets, the prospects, albeit favourable overall, are somewhat overshadowed by potential political instability and currency risks in some regions,” said Li Xiting, Mindray’s President and Chief Executive Officer. “We anticipate that the developed markets3 will remain challenging this year because of lingering uncertainties over their economies or hospital spending. But our strategy of offering great products at reasonable prices will continue to serve us well in all markets. We will work on strengthening our research and development and pursuing suitable M&A opportunities in order to drive long-term growth for Mindray.”

[3]	Developed markets represent countries in North America and Western Europe

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on February 26, 2013 U.S. Eastern Time (9:00 PM on February 26, 2013 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:

United States: Hong Kong: China Landline:	+1-866-519-4004 800-930-346 800-819-0121
Local dial-in numbers:
United States: Hong Kong: China Mobile:	+1-718-354-1231 +852-2475-0994 400-620-8038
Passcode for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until March 12, 2012.
U.S. Toll Free: International: Passcode:	+1-855-452-5696 +1-646-254-3697 97684615

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com/

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, research and development expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes dispute related legal fees, dispute charges, share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures.”

The company has reported for the fourth quarter and full year of 2012 and provided guidance for full year 2013 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•

Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of dispute related legal fees, dispute charges, share-based compensation, and amortization of acquired intangible assets.

•	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•

Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of dispute related legal fees, dispute charges and share-based compensation.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of dispute related legal fees, dispute charges, share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

•

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of declared dividends for the calculation of basic earnings per share.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income, interest expense, provision of income taxes, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months and years ended December 31, 2011 and 2012, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2013, the tax benefits related to the key software enterprise status that we may receive in 2013 for the calendar year 2011 and 2012, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, our being optimistic about the future growth prospects of our in-vitro diagnostic segment, that China will remain the primary engine for our growth this year due to our strong competitive position in the domestic market and favourable spending environment on healthcare, that the prospects for emerging markets, albeit favourable overall, are somewhat overshadowed by potential political instability and currency risks in some regions, our anticipation that the developed markets will remain challenging this year because of lingering uncertainties over their economies or hospital spending, that our strategy of offering great products at reasonable prices will continue to serve us well in all markets, and that we will work on strengthening our research and development and pursuing suitable M&A opportunities in order to drive long-term growth for Mindray, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F which was filed on April 30, 2012. Our results of operations for the fourth quarter of 2012 and the full year ended December 31, 2012 are not necessarily indicative of our operating results for any future periods. The company has not completed its audit of 2012 financial statements and the selected unaudited financial results for the fourth quarter and full year ended December 31, 2012 announced today are subject to adjustment. The anticipated results for the fourth quarter and full year ended December 31, 2012 remain subject to the finalization of the company’s year-end closing, reporting and audit processes, particularly as related to accrued expenses, income taxes, share-based compensation expenses, and expenses and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of December 31, 2011	As of December 31, 2012
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	124,311	247,859
Restricted cash and restricted investment (Note 2)	—	21,528
Short-term investments	479,173	615,003
Accounts receivable, net	200,437	185,701
Inventories	94,690	110,099
Value added tax receivables	10,833	7,427
Other receivables	16,590	15,704
Prepayments and deposits	9,792	11,081
Deferred tax assets	3,483	6,443

Total current assets	939,309	1,220,845

Other assets	7,330	10,811
Accounts receivables, net, non-current	—	2,172
Advances for purchase of plant and equipment	6,239	3,009
Property, plant and equipment, net	237,952	268,010
Land use rights, net	55,272	56,921
Intangible assets, net	84,029	132,334
Goodwill	128,840	163,016

Total assets	1,458,971	1,857,118

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	50,475	85,100
Notes payable	7,013	8,697
Accounts payable	48,501	53,244
Advances from customers	20,700	17,550
Salaries payable	38,784	69,919
Other payables	65,357	108,528
Purchase consideration payable	2,142	20,354
Income taxes payable	16,847	30,305
Other taxes payable	7,412	8,894

Total current liabilities	257,231	402,591

Long-term bank loan	35,025	50,039
Other long-term payables	2,355	4,004
Deferred tax liabilities, net	12,925	23,369

	50,305	77,412
Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	486,314	514,280
Retained earnings	566,184	699,992
Accumulated other comprehensive income	100,139	116,556
Treasury stock	(10,160)	—

Total shareholders’ equity	1,142,492	1,330,843

Non-controlling interest	8,943	46,272

Total equity	1,151,435	1,377,115

Total liabilities and shareholders’ equity	1,458,971	1,857,118

(1)	Financial information is extracted from the audited financial statements included in the Company’s fiscal year 2011 20F.
(2)	Restricted cash and restricted investment are those purchase consideration in connection with our acquisition being held on escrow accounts.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Three months ended December 31,		Year ended December 31,
	2011	2012	2011	2012
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(Note 1)	(unaudited)
Net revenues
- PRC	117,630	148,136	374,312	472,991
- International	146,500	167,980	506,431	587,063

Net revenues	264,130	316,116	880,743	1,060,054
Cost of revenues	(121,035)	(133,355)	(394,302)	(459,389)

Gross profit	143,095	182,761	486,441	600,665

Selling expenses	(51,917)	(53,688)	(167,049)	(188,804)
General and administrative expenses	(17,689)	(36,467)	(70,330)	(116,228)
Research and development expenses	(25,589)	(32,926)	(82,024)	(104,302)

Operating income	47,900	59,680	167,038	191,331

Other income, net	516	177	3,108	1,619
Interest income	7,258	7,949	20,816	30,794
Interest expense	(470)	(1,028)	(1,390)	(4,093)

Income before income taxes and non-controlling interests	55,204	66,778	189,572	219,651
Provision for income taxes	(8,220)	(9,895)	(22,647)	(37,369)

Net income	46,984	56,883	166,925	182,282
Less: Net income attributable to non-controlling interests	(189)	(1,034)	(296)	(2,073)

Net income attributable to the Company	46,795	55,849	166,629	180,209

Basic earnings per share	0.41	0.48	1.45	1.54

Diluted earnings per share	0.40	0.47	1.41	1.50

Shares used in the computation of:
Basic earnings per share	115,466,221	117,358,594	115,254,095	116,749,213

Diluted earnings per share	118,365,008	120,099,229	118,449,851	119,815,004

(1)	Financial information is extracted from the audited financial statements included in the Company’s fiscal year 2011 20F.

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2011	2012	2011	2012
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(Note 1)	(unaudited)
Cash flow from operating activities:
Net income	46,795	55,849	166,629	180,209
Adjustments to reconcile net income to net cash from operating activities	13,353	21,091	49,825	71,797
Changes in current assets and liabilities	36,287	67,953	(24,050)	73,660

Net cash generated from operating activities	96,435	144,893	192,404	325,666

Cash flow from investing activities:
Acquisition cost, net of cash acquired	—	(3,064)	(6,530)	(34,552)
Capital expenditure	(26,207)	(18,361)	(89,938)	(65,605)
Increase in restricted cash and restricted investment	—	(21,528)	—	(21,528)
Proceeds from sale of short-term investments	7,150	—	100,274	144,395
Increase in short-term investments and changes in other investing activities	(70,940)	(19,727)	(262,085)	(255,255)

Net cash used in investing activities	(89,997)	(62,680)	(258,279)	(232,545)

Cash flow from financing activities:
Repayment of bank loans	—	(2,475)	—	(2,475)
Proceeds from bank loans	—	—	85,399	52,000
Dividend paid	—	—	(34,522)	(46,401)
Proceeds from exercise of options	1,730	1,964	7,121	24,593
Stock repurchase	(10,160)	—	(10,160)	—
Cash contribution from non-controlling interest	—	—	797	506

Net cash (used in) generated from financing activities	(8,430)	(511)	48,635	28,223

Net (decrease) increase in cash and cash equivalents	(1,992)	81,702	(17,240)	121,344
Cash and cash equivalents at beginning of period	124,785	164,499	137,502	124,311
Effect of exchange rate changes on cash	1,518	1,658	4,049	2,204

Cash and cash equivalents at end of period	124,311	247,859	124,311	247,859

(1)	Financial information is extracted from the audited financial statements included in the Company’s fiscal year 2011 20F.

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE

NEAREST COMPARABLE GAAP MEASURES

(Dollars in thousands, except for share and per share data)

	Three months ended December 31,		Year ended December 31,
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$

Non-GAAP net income	51,797	61,658	186,325	211,687
Non-GAAP net margin	19.6%	19.5%	21.2%	20.0%
Amortization of acquired intangible assets	(1,931)	(3,404)	(7,255)	(8,298)
Deferred tax impact related to acquired intangible assets	87	327	189	504
Dispute related legal fees	—	—	(262)	—
Dispute charges	—	—	—	(9,700)
Share-based compensation	(3,158)	(2,732)	(12,368)	(13,984)

GAAP net income	46,795	55,849	166,629	180,209
GAAP net margin	17.7%	17.7%	18.9%	17.0%

Non-GAAP basic earnings per share	0.45	0.53	1.62	1.81
Non-GAAP diluted earnings per share	0.44	0.51	1.57	1.77

GAAP basic earnings per share	0.41	0.48	1.45	1.54
GAAP diluted earnings per share	0.40	0.47	1.41	1.50

Shares used in computation of:

Basic earnings per share	115,466,221	117,358,594	115,254,095	116,749,213

Diluted earnings per share	118,365,008	120,099,229	118,449,851	119,815,004

Non-GAAP operating income	52,989	65,816	186,923	223,313
Non-GAAP operating margin	20.1%	20.8%	21.2%	21.1%
Amortization of acquired intangible assets	(1,931)	(3,404)	(7,255)	(8,298)
Dispute related legal fees	—	—	(262)	—
Dispute charges	—	—	—	(9,700)
Share-based compensation	(3,158)	(2,732)	(12,368)	(13,984)

GAAP operating income	47,900	59,680	167,038	191,331
GAAP operating margin	18.1%	18.9%	19.0%	18.0%

Non-GAAP gross profit	144,503	184,799	491,870	606,214
Non-GAAP gross margin	54.7%	58.5%	55.8%	57.2%
Amortization of acquired intangible assets	(1,219)	(1,849)	(4,667)	(4,738)
Share-based compensation	(189)	(189)	(762)	(811)

GAAP gross profit	143,095	182,761	486,441	600,665
GAAP gross margin	54.2%	57.8%	55.2%	56.7%

Non-GAAP selling expenses	(50,249)	(51,165)	(160,032)	(180,788)
Non-GAAP as % of total revenues	19.0%	16.2%	18.2%	17.1%
Amortization of acquired intangible assets	(712)	(1,555)	(2,588)	(3,560)
Share-based compensation	(956)	(968)	(4,429)	(4,456)

GAAP selling expenses	(51,917)	(53,688)	(167,049)	(188,804)
GAAP as % of total revenues	19.7%	17.0%	19.0%	17.8%

Non-GAAP general and administrative expenses	(16,734)	(35,966)	(66,950)	(102,119)
Non-GAAP as % of total revenues	6.3%	11.4%	7.6%	9.6%
Dispute related legal fees	—	—	(262)	—
Dispute charges	—	—	—	(9,700)
Share-based compensation	(955)	(501)	(3,118)	(4,409)

GAAP general and administrative expenses	(17,689)	(36,467)	(70,330)	(116,228)
GAAP as % of total revenues	6.7%	11.5%	8.0%	11.0%

Non-GAAP research and development expenses	(24,531)	(31,852)	(77,965)	(99,995)
Non-GAAP as % of total revenues	9.3%	10.1%	8.9%	9.4%
Share-based compensation	(1,058)	(1,074)	(4,059)	(4,307)

GAAP research and development expenses	(25,589)	(32,926)	(82,024)	(104,302)
GAAP as % of total revenues	9.7%	10.4%	9.3%	9.8%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES,

DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2011	2012	2011	2012
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income	46,795	55,849	166,629	180,209
Interest income	(7,258)	(7,949)	(20,816)	(30,794)
Interest expense	470	1,028	1,390	4,093
Provision for income taxes	8,220	9,895	22,647	37,369

Earnings before interest and taxes (“EBIT”)	48,227	58,823	169,850	190,877
Depreciation	6,367	7,445	23,216	28,043
Amortization	3,019	5,606	10,661	14,361

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	57,613	71,874	203,727	233,281